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Eric Klein >
thedar

Invest in Suncliff: Let's disrupt the $432 billion sleep industry! We put CBD in everything from pillows to gummies.

Invest as little as $100 in startups and small businesses. Wefunder is the largest Regulation Crowdfunding portal.

Ok, this is what I was talking about in my last message, our Wefunder campaign is now live! You're invited to join our exclusive private round before we go live to the public. We expect to sell out, so we're giving our biggest supporters an opportunity to get in first. Check out our Wefunder page (don't miss the Perks!) and make a reservation here: **https://wefunder.com/suncliff.1**

We are going to open this up to the public in 9 days, but you are among the first to see this project!

Please note, at this stage, we are "testing the waters" to gauge investor interest in our offering under Regulation Crowdfunding. No money or other consideration is being solicited and will not be accepted if sent.

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